July 25, 2005

Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and
Exchange Commission
Washington, DC 20549-7010

Dear Ms. Davis:

Tasty Baking Company received a comment letter dated July 12, 2005. A written response is due within 10 business days, which would be Tuesday, July 26, 2005. We are in the process of finalizing our responses to the letter. We would like to review the letter with our Audit Committee before we submit it to the SEC.

We have a previously scheduled Audit Committee meeting on Wednesday, July 27, 2005, which is a standard meeting before our Q2 earnings release, which is Thursday, July 28, 2005. In order to have the adequate amount of time to review the letter with the Audit Committee, we will be filing our response by end of the day Friday, July 29, 2005.

I appreciate your cooperation in this matter. Please call if you have any questions (215) 221-8873.

Sincerely,

/s/ David S. Marberger
David S. Marberger
Senior Vice President and
Chief Financial Officer

DSM:amc